Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE-MONTH PERIOD ENDED February 29, 2012

The following Management’s Discussion and Analysis, or MD&A, provides Management’s point of view on the financial position and the results of operations of Theratechnologies Inc., on a consolidated basis, for the three-month period ended February 29, 2012, as compared to the three- month period ended February 28, 2011. This MD&A is dated April 13, 2012, was approved by our Audit Committee, and should be read in conjunction with our unaudited interim consolidated financial statements and the notes thereto as at February 29, 2012, as well as the MD&A and audited consolidated financial statements including the related notes thereto as at November 30, 2011.

The financial information contained in this MD&A and in our unaudited interim consolidated financial statements and audited consolidated financial statements has been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Unless otherwise indicated or unless the context requires otherwise, in this MD&A, all references to “Theratechnologies”, the “Company”, the “Corporation”, “we”, “us”, “our” or similar terms refer to Theratechnologies Inc. and its consolidated subsidiaries. The use of EGRIFTATM refers to tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy regardless of the trade name used for such product in any particular territory. EGRIFTATM is the trade name used in the United States for tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy. EGRIFTATM is our trademark.

This MD&A contains information that we believe may affect our prospective financial condition, cash flows and results of operations. Readers are cautioned to consult the section, “Forward-Looking Information”, below.

Business Overview

Theratechnologies (TSX: TH) (NASDAQ: THER) is a specialty pharmaceutical company that discovers and develops innovative therapeutic peptide products, with an emphasis on growth-hormone releasing factor peptides.

Our first product, EGRIFTATM (tesamorelin for injection), was approved by the United States Food and Drug Administration, or FDA, in November 2010 and is, to date, the only approved therapy for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy. EGRIFTATM is currently being marketed in the United States by EMD Serono, Inc., or EMD Serono, pursuant to a collaboration and licensing agreement executed in October 2008.

In December 2010, we granted an affiliate of sanofi-aventis, or Sanofi, exclusive commercialization rights to tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in Latin America, Africa and the Middle East. Similarly, in February 2011, we granted Ferrer Internacional S.A., or Ferrer, exclusive commercialization rights to tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in Europe, Russia, South Korea, Taiwan, Thailand and certain central Asian countries. As a result of these agreements, regulatory approvals are currently pending in Israel, Brazil, Argentina and Mexico as well as in the 27 member states of the European Union and in Iceland, Liechtenstein and Norway.

Our New Drug Submission, or NDS, for tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy was filed in June 2011 with Health Canada and is also under review. On February 20, 2012, we granted Actelion Pharmaceuticals Canada Inc., or Actelion, exclusive commercialization rights to tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in Canada. Under the terms of the Agreement, the Company will sell tesamorelin to Actelion at a transfer price equal to the higher of a percentage of Actelion’s net selling price and a predetermined floor price. Actelion will be responsible for conducting all regulatory and commercialization activities for tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy in Canada subject to the Agreement. The Company will be responsible for the manufacture and supply of tesamorelin to Actelion.

Theratechnologies Inc.

2310 Alfred-Nobel Blvd., Montréal, Québec, Canada H4S 2B4

Phone: 514 336-7800 • Fax: 514 336-7242 • www.theratech.com

In the first quarter of 2012, we were actively engaged in helping our commercial partners to pursue regulatory approvals in their respective jurisdictions. This work generally entailed responding to queries from regulators about efficacy, safety and manufacturing aspects of the tesamorelin program as well as to questions of a technical nature.

In October 2011, we announced the discovery of a new GRF peptide, which may prove to be suitable for the treatment of a broader range of medical indications, using methods of administration that are more patient-friendly than tesamorelin. We conducted pre-clinical feasibility studies to explore this new GRF’s potential new modes of administration in the first quarter and these studies are ongoing.

In December 2011, we restructured the business to concentrate the Company’s efforts on EGRIFTATM and on developing the new GRF peptide. As described more fully below, the restructuring has resulted in significant operating cost savings and triggered certain restructuring costs in the three-month period ended February 29, 2012.

On February 24, 2012, the Superior Court of Quebec certified the class action suit against Theratechnologies, a director, and a former executive officer, alleging that the Company did not comply with its continuous disclosure obligations. Theratechnologies is of the view that the allegations against it are entirely without merit and will take all appropriate actions to vigorously defend its position. The Company is seeking leave to appeal the decision authorizing the Motion and the hearing regarding leave to appeal is scheduled to occur on June 5, 2012.

Revenues

Revenues are mainly sales of EGRIFTATM to EMD Serono for re-sale, royalties received from EMD Serono on U.S. sales to customers, and the amortization of the initial payment received upon the closing of the agreement with EMD Serono.

Under the terms of our agreement, we supply EGRIFTATM to EMD Serono for resale. The revenues generated from these sales amounted to $1,279,000 in the three-month period compared to $1,798,000 in the prior-year period. The prior-year sales reflect the initial build-up of stocks by EMD Serono in preparation for the product launch in the U.S. market.

Royalties are almost entirely derived from the sales of EGRIFTATM and are paid quarterly in arrears based on the calendar year. In the three-month period ended February 29, 2012, we received royalty revenue from EMD Serono of $836,000 in relation to the selling period from October 1, 2011 until December 31, 2011, compared to $4,000 for the same period in 2011.

Revenues also include the amortization of the initial payment of $27,097,000 received upon the closing of the agreement with EMD Serono. For the three-month period ended February 29, 2012, an amount of $1,070,000 ($1,711,000 for the same period in 2011) was recognized as revenue related to this transaction. The decrease in the amortization amount for the current year reflects a change in the service period attributed to the initial payment. Prior to the second quarter of 2011, the initial payment was to be fully amortized by year end 2012. However, the addition of some further development work has caused us to extend the service period to year end 2013. At February 29, 2012, the remaining deferred revenues related to this transaction recorded on the statement of financial position amounted to $7,488,000.

Reflecting the variations in product sales, royalties and amortization of the initial payment, consolidated revenues for the three-month period ended February 29, 2012 amounted to $3,190,000 compared to $3,518,000 for the same period in 2011.

Cost of Sales

For the three-month period ended February 29, 2012, the cost of sales of EGRIFTATM totaled $1,337,000 compared to $2,595,000 for the same period in 2011. Cost of sales exceeded sales revenue in both periods due to an accounting requirement that we expense certain historical inventory costs as well as the current costs related to validating back-up suppliers for raw materials and finished goods. This is a temporary situation and product sales will become profitable when our old inventory is depleted, which is expected in 2012, and the costs associated with validating additional suppliers are behind us. Cost of sales is detailed in note 5 “cost of sales” of our unaudited consolidated financial statements for the three-month periods ended February 29, 2012 and February 28, 2011.

R&D Activities

Research and development, or R&D, expenses, net of tax credits, totaled $1,313,000 for the three months ended February 29, 2012 compared to $2,993,000 in the comparable period of 2011, a decrease of 56%. The significant reduction in R&D expenses is largely attributable to restructuring and the adoption of a more focused business plan. Current R&D activities include helping our commercial partners to pursue regulatory approvals in their respective jurisdictions, developing a new formulation of EGRIFTATM, and pursuing the development of the new GRF peptide.

Selling and Market Development Expenses

Selling and market development expenses amounted to $261,000 for the three months ended February 29, 2012 compared to $477,000 in 2011, a decrease of 45%. With licensing agreements now in place in the major markets, the ongoing selling and market development expenses are costs associated with the management of the agreements with our commercial partners.

General and Administrative Expenses

General and administrative expenses amounted to $2,043,000 for the three-month period ended February 29, 2012 compared to $3,215,000 in the comparable period of 2011, a decrease of 36%. The expenses in the 2012 period were lower as a result of the restructuring. The higher expenses in 2011 included costs related to the change in leadership of the Company, many of which were entirely expensed in the first three months of the fiscal year. In addition, all of the annual compensation paid to the directors in deferred stock units was expensed in the first three months of 2011. In 2012, deferred stock units granted as compensation to our directors are being granted quarterly.

Restructuring Costs

On December 7, 2011, we announced that we were discontinuing our clinical program evaluating tesamorelin in muscle wasting associated with COPD, resulting in the lay-off of 34 employees, and giving rise to restructuring costs of $6,058,000 in the three months ended February 29, 2012. The largest cost is an onerous lease provision of $4,055,000, which is based on the Company now occupying approximately fifty percent of its leased premises. It includes a provision for the future lease costs of the vacant portion of the premises, net of estimated of sublease rentals that could reasonably be obtained. In light of this provision, the liability related to deferred lease inducements has been reduced by $481,000. The onerous lease provision is based on management’s best estimates of sublease rates that have yet to be negotiated, the timing of a sublease transaction, discount rates and other factors. The remaining restructuring costs include employee termination benefits of $1,163,000, costs associated with terminating the COPD clinical program of $1,036,000 and professional fees of $285,000.

Net Finance Income

Finance income for the three-month period ended February 29, 2012 was $277,000 compared to $372,000 in the same period in 2011. Interest revenues in 2012 were lower than 2011 due to the gradual decline in the portfolio size as investments are liquidated to fund operations as well as to a slightly lower average rate of return.

Finance costs for the three months ended February 29, 2012 were a gain of $67,000 on positive foreign exchange fluctuations, compared to finance costs of $577,000 in the same period of 2011. The prior-year period includes a foreign exchange loss of $550,000 incurred upon receipt of a US$25,000,000 milestone payment from EMD Serono. The milestone payment had originally been converted into the functional currency of the Company at the more favorable exchange rate in effect at the November 30, 2010 fiscal year end for an exchange gain of $635,000 at that time.

Net Results

Taking into account the revenues and expenses described above, we recorded a net loss of $7,484,000 (including the December 2011 restructuring costs of $6,058,000), or $0.12 per share, in the three-month period ended February 29, 2012, compared to a net loss of $5,932,000 or $0.10 per share for the same period in 2011.

Financial Position

At February 29, 2012, liquidities, which include cash and bonds, amounted to $28,460,000 and tax credits and grants receivable amounted to $429,000, for a total of $28,889,000.

Use of cash from operating activities was $7,929,000 for the three months ended February 29, 2012, compared to $7,764,000 in the comparable period of the prior year. The current-year amount includes the cash impact of the December restructuring as well as a raw material inventory buildup of $3,248,000 in preparation for potential regulatory approvals in territories outside the United States.

Quarterly Financial Information

The following table is a summary of our unaudited consolidated operating results presented in accordance with IFRS for the last eight quarters.

	2012	2011				2010

(In thousands of Canadian dollars, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Sale of goods	$1,279	$2,670	$1,878	$2,005	$1,798	—	—	—
Upfront and milestone payments	$1,070	$1,069	$1,070	$1,284	$1,711	$26,711	$1,711	$1,712
Royalties and license fees	$841	$671	$569	$194	$9	$6	$6	$5

Revenue	$3,190	$4,410	$3,517	$3,483	$3,518	$26,717	$1,717	$1,717
Net (loss) profit	$(7,484)	$(1,687)	$(4,170)	$(5,941)	$(5,932)	$21,299	$(3,357)	$(4,771)
Basic and diluted (loss) earnings per share	$(0.12)	$(0.03)	$(0.07)	$(0.10)	$(0.10)	$0.35	$(0.06)	$(0.08)

While the royalties on EGRIFTATM sales have increased steadily since the product was launched in the first quarter of 2011, the quarterly sale of goods amounts vary in accordance with the inventory management policies of EMD Serono.

The net loss in the first quarter of 2012 includes the December 2011 restructuring costs of $6,058,000.

The higher revenue in the fourth quarter of 2010 is related to the receipt from EMD Serono of a milestone payment of $25,000,000 following marketing approval of EGRIFTATM by the FDA. The higher revenue in the third quarter of 2009 is related to the milestone payment of $10,884,000 received from EMD Serono following the FDA’s granting acceptance to file our New Drug Application for EGRIFTATM.

Subsequent Events

Stock Option Plan

Between March 1, 2012 and April 10, 2012, 40,834 options were exercised at a weighted-average exercise price of $ 1.31 per share for a cash consideration of $53,000.

Upcoming changes in accounting standards:

(a)	Amendments to existing standards:

Annual improvements to IFRS:

The IASB’s improvements to IFRS contain seven amendments that result in accounting changes for presentation, recognition or measurement purposes. The most significant features of the IASB’s annual improvements project published in May 2010 which are applicable for annual period beginning on or after January 1, 2011 with partial adoption permitted are included under the specific revisions to standards discussed below.

(i)	IFRS 7:

Amendment to IFRS 7, Financial Instruments: Disclosures:

Multiple clarifications related to the disclosure of financial instruments and in particular in regards to transfers of financial assets.

(ii)	IAS 1:

Amendment to IAS 1, Presentation of Financial Statements:

Entities may present the analysis of the components of other comprehensive income either in the statement of changes in equity or within the notes to the financial statements.

(iii)	IAS 24:

Amendment to IAS 24, Related Party Disclosures:

There are limited differences in the definition of what constitutes a related party; however, the amendment requires more detailed disclosures regarding commitments.

(iv)	IAS 34:

Amendment to IAS 34, Interim Financial Reporting:

The amendments place greater emphasis on the disclosure principles for interim financial reporting involving significant events and transactions, including changes to fair value measurements and the need to update relevant information from the most recent annual report.

The adoption of these amendments to existing standards had no impact on the consolidated financial statements.

(b)	New or revised standards and interpretations issued but not yet adopted:

In addition, the following new or revised standards and interpretations have been issued but are not yet applicable to the Company:

(i)	IFRS 9 Financial instruments:

Effective for annual periods beginning on or after January 1, 2015, with earlier adoption permitted.

Applies to the classification and measurement of financial assets and liabilities. It is the first of three phases of a project to develop standards to replace IAS 39, Financial Instruments.

(ii)	IFRS 10 Consolidated Financial Statements:

Effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted.

Establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 replaces the consolidation requirements in SIC-12, Consolidation—Special Purpose Entities, and IAS 27, Consolidated and Separate Financial Statements.

(iii)	IFRS 13 Fair Value Measurement:

Effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted.

Provides new guidance on fair value measurement and disclosure requirements.

The Company has not yet determined the impact of these amendments to existing standards on the consolidated financial statements.

Outstanding Share Data

On April 10, 2012, the number of shares issued and outstanding was 61,010,603 while outstanding options granted under the stock option plan were 2,047,295.

Contractual Obligations

In connection with its approval of EGRIFTATM, the FDA has required the following three post-approval commitments:

-	a single vial formulation of EGRIFTATM (the development of a new presentation of the same formulation);

-	a long-term observational safety study using EGRIFTATM; and

-	a Phase 4 clinical trial using EGRIFTATM.

The Company has developed a new presentation of EGRIFTATM which complies with the first of the FDA’s post-approval requirements. It is required to be available by November 2013.

The long-term observational safety study is to evaluate the safety of long-term administration of EGRIFTATM and the protocol for this study, which has been submitted to the FDA by EMD Serono, has yet to be finalized.

The Phase 4 clinical trial is to assess whether EGRIFTATM has an impact on diabetic retinopathy in diabetic HIV-infected patients with lipodystrophy and excess abdominal fat. EMD Serono is responsible for executing the trial and is to be reimbursed by the Company for the direct costs involved. The FDA-approved protocol for the trial calls for patients to inject themselves daily with either EGRIFTATM or placebo over a three-year treatment period. While the Company is committed to supporting the trial, management believes that the protocol conditions will be difficult to meet. We estimate that the trial, if completed, could cost approximately $20,000,000 over a four- to five-year period.

The Company has entered into long-term procurement agreements with third-party suppliers in connection with the commercialization of EGRIFTATM. As at February 29, 2012, the Company had outstanding purchase orders under these agreements amounting to $3,246,000 for the manufacture of EGRIFTATM to be delivered in fiscal years 2012 and 2013.

There were no other material changes in contractual obligations during the three months ended February 29, 2012, other than in the ordinary course of business.

Economic and Industry Factors

Economic and industry factors were substantially unchanged from those reported in our 2011 MD&A.

Forward-Looking Information

This MD&A contains certain statements that are considered “forward-looking information” within the meaning of applicable securities legislation, which statements may contain words such as “will”, “may”, “could”, “should”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. This forward-looking information includes, but is not limited to, information regarding the potential regulatory approval of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in various territories outside of the United States, the development of a new GRF peptide suitable for the treatment of a broad range of medical indications, the development of new methods of administration for this new GRF peptide, the profitability of our product sales and the timing of the depletion of our old inventory of product.

Forward-looking information is based upon a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond our control that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These assumptions made in preparing the forward-looking information include, but are not limited to, the assumption that tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy will receive approvals in the territories where we have entered into commercial agreements with third parties, the safety and efficacy data gathered through the development of tesamorelin will be accepted by regulatory authorities in connection with their review of regulatory submissions made by our commercial partners, no additional clinical studies will be required by regulatory authorities to obtain regulatory approval of tesamorelin, if approved, EGRIFTATM will be accepted by the marketplace and will be on the list of reimbursed drugs by third-party payers in the territories where approval will be obtained, our relations with our commercial partners and our third-party suppliers of EGRIFTATM will be conflict-free and such third-party suppliers will have enough capacity to manufacture and supply EGRIFTATM to meet its demand and will manufacture on a timely-basis, we will have the capacity to develop our new GRF peptide and our old inventory of products will be depleted in 2012. These risks and uncertainties include, but are not limited to, the risk that tesamorelin is not approved in all or some of the territories covered by our commercial agreements with third parties, the risk that, even if approved revenue and royalties we expect to generate from sales of EGRIFTATM are not high enough to sustain our business, the risk that conflicts occur with our commercial partners jeopardizing the commercialization of EGRIFTATM, the risk that the supply of EGRIFTATM to our commercial partners is delayed or suspended as a result of problems with our suppliers, the risk that EGRIFTATM is withdrawn from the market as a result of defects or recalls, the risk that our intellectual property is not adequately protected, the risk that delays occur in the filing of regulatory submissions or obtaining regulatory approval in certain territories, we are unable to discover and develop our new GRF peptide and our old inventory of product is not depleted in 2012.

We refer potential investors to the “Risk Factors” section of our Annual Information Form (AIF) dated February 27, 2012. The AIF is available at http://www.sedar.com/ and at http://www.sec.gov/ under our public filings. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking information. Forward-looking information reflects current expectations regarding future events and speaks only as of the date of this MD&A and represents our expectations as of that date.

We undertake no obligation to update or revise the information contained in this MD&A, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.